Exhibit (21)
SUBSIDIARIES OF THE REGISTRANT
Subsidiaries of the Company:

	Place of	Percent of Voting Securities
Names of Subsidiary	Incorporation	Owned by Registrant

Beagen Street Corporation	Delaware	100
Flagg Bros. of Puerto Rico, Inc.	Delaware	100
GCO Properties, Inc.	Tennessee	100
Genesco Brands, Inc.	Delaware	100
Genesco Global, Inc.	Delaware	100
Genesco Merger Company Inc.	Tennessee	100
GVI, Inc.	Delaware	100
Genesco World Apparel, Ltd.	Delaware	100
Hat World Corporation	Delaware	100
GCO Canada Inc.	Canada	100
Hat World, Inc.	Minnesota	100
Hatworld.com, Inc.	South Dakota	100
Hat World Services, Inc.	Delaware	100
Keuka Footwear, Inc.	Delaware	100
SIOPA Sports of America, LLC	Delaware	50
SIOPA Clubhouse Stores, LLC	Delaware	50